Henkel

A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

[redacted]

03032509

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03 OCT -6 AM 7:21

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-10-02

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Adhesives for DIYers, craftsmen and industry – Henkel acquired adhesives and construction materials business from DESC Group".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Very truly yours,

Henkel KGaA

H. Nicolas

Dr. M. Schmitt

dlo 10/6

Encl.

Vccmail
02.10.2003 07:37
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Heinz Nicolas/KGaA/HENKEL)
Thema: Press Release "Henkel acquired adhesives and construction materials business from DESC Group"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel acquired adhesives and construction materials business from DESC Group", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Adhesives for DIYers, craftsmen and industry

Henkel acquired adhesives and construction materials business from DESC Group

Effective October 1, 2003, the Henkel Group, Düsseldorf, acquired the entire adhesives and construction materials business of the DESC Group, Mexico City, Mexico. In fiscal 2002, this business, which employs over 900 people, generated total sales of 85.9 million euros.

Düsseldorf / Mexico City – "This acquisition strengthens our presence specifically in the Mexican market. The newly acquired branded products are an excellent complement to our existing DIY and craftsmen activities in the region," explains Alois Linder, Executive Vice President, Consumer and Craftsmen Adhesives, of the Henkel Group.

The brands, which are marketed almost exclusively in Mexico, include Resistol, Fester, Resikon and Simon. The emphasis is on contact, wood and construction adhesives, and on waterproofing systems used primarily as weather protection. The product range also comprises glue sticks and household adhesives.

With this acquisition the industrial adhesives activities of Henkel Technologies will also strengthen their market positions in woodworking, footwear and paper converting businesses.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 126 countries.

October 2, 2003

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Sven Jacobsen
Phone: +49-211-797-6321
Fax: +49-211-798-2484

Email: press@henkel.com
press.henkel.com

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